EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The consolidated ratios of fixed charges and preferred stock dividends to earnings for each of the five years indicated below are as follows:

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$24,256	$26,924	$27,989	$16,983	$13,397
Plus interest expense	13,222	13,503	14,322	16,501	20,875

Earnings including interest on deposits	37,478	40,427	42,311	33,484	34,272
Less interest on deposits	5,257	5,672	6,206	8,346	10,711

Earnings excluding interest on deposits	$32,221	$34,755	$36,105	$25,138	$23,561

Fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits and capitalized interest	$13,222	$13,503	$14,322	$16,501	$22,677
Less interest on deposits	5,257	5,672	6,206	8,346	10,711

Excluding interest on deposits	$7,965	$7,831	$8,116	$8,155	$11,966

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits	2.83	2.99	2.95	2.03	1.51
Excluding interest on deposits	4.05	4.44	4.45	3.08	1.97